

February 22, 2011

Leong Siak Hung
Chief Executive Officer
Asia Entertainment & Resources Ltd.
Unit 1004, East Town Building
16 Fenwick Street
Wanchai, Hong Kong

> **Re:** **Asia Entertainment & Resources Ltd.**
> **Post-Effective Amendment No. 3 to**
> **Registration Statement on Form F-1**
> **Filed February 4, 2011**
> **File No. 333-166860**

Dear Mr. Leong:

We have received your response to our prior comment letter to you dated November 16, 2010 and have the following additional comments.

General

1. We note your response to our prior comment one. Please revise the prospectus to state that William B. Heyn and James R. Preissler purchased their shares in the ordinary course of business.

Overview, page 1

2. Please tell us why you are including the first sentence of the last paragraph on page 1 in the prospectus. What is intended?

Selected Financial Data, page 4

3. Selected financial data for the company and its predecessors should generally be presented for the five most recent fiscal years or for such shorter period that the company has been in operation. If you regard the acquisition of AGRL as a reverse merger/recapitalization and if AGRL had substantially no operations prior to the consolidation of the promoter companies, it appears that the promoter companies may constitute the registrant's predecessor. Please discuss the consideration given to this issue and, if the promoter companies are considered to

be the predecessor of the company, it appears that selected financial data should be provided for the most recent five fiscal years (or such shorter period that the company and its predecessors have been in operation). Please revise and advise, as appropriate. Consideration should be given to Part 1 of the Form 20-F, Item 3.A. 1 for guidance.

4. We note that, although the merger occurred during the six month period ended June 30, 2010, you have prepared the table on page 7 as if the historical financial statements should be those of the legal acquirer. If a reverse acquisition/recapitalization has occurred, and if the promoter companies are considered to be predecessors, please explain why the historical financial statements would be those of CS China Acquisition Company.

5. As a related matter, the selected historical financial data tables are not considered to be audited. Please revise the table to clarify.

Recent Developments, page 9

6. We see that you have published certain interim financial information and that you have included this information in the document as required by Item 8 (A) (5) of the Form 20-F. You are not required to have this information reviewed or audited by your independent accountant and you indicate that you have elected not to do so. However, you also state that the financial results "were not prepared in accordance with Regulation S-X." Please explain to us what you mean by that statement. For example, if you mean that this financial information is not presented in the same format and with the same degree of detail as the interim financial information for the six months ended June 30, 2010 (pages FS-64 to FS-82) we will not object. However, we would expect this financial information to include all adjustments that, in the opinion of management, are necessary in order to make the financial statements not misleading as is required by Regulation S-X. Please explain supplementally and in detail, how it fails to comply with Regulation S-X and revise the filing to clarify this matter as well. We may have further comments upon review of your response.

Risk Factors, page 11

Risks Related to Our Business Structure and Securities, page 20

7. We note that you conduct substantially all of your operations outside of the United States. Refer to your discussion of your business operations and those of AGRL prior to the acquisition, as described on page 21. You disclose the fact that you have not been required to maintain and establish disclosure controls and procedures and internal control as are now required with respect to businesses such as AGRL with substantial operations. You also disclose the fact that you

may "need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge." As you present financial statements that have been prepared in accordance with US GAAP, it appears to us that one of the risk elements to which you are subject is the risk that you may have a material weakness regarding the ability to prepare financial statements in accordance with US GAAP. If our understanding is correct, please expand these disclosures to clearly state this fact in the filing. It appears that similar disclosure may be appropriate in your discussion of AGRL's VIP gaming promoters and their policies and systems of internal controls as presented on page 14. Please revise to so state. Alternatively, please tell us why you believe that no such risk disclosure is required. We may have further comments upon review of your response.

Our History and Business, page 28

Acquisition of King's Gaming Promotion Limited, page 32

8. It appears that you have acquired a business for which financial statements are required under Rule 3-05 of Regulation S-X. Based upon the financial information provided here and in your Form 6-K for November 2010, the acquired business appears to exceed the conditions of significance in the definition of a significant subsidiary in Rule 1-02 (w) of Regulation S-X at the 50% level. Accordingly, please revise your Form F-1 to include the historical financial statements required under Rule 3-05 (a) (2) (iv) of Regulation S-X and the pro forma financial information required by Rule 11-02 of Regulation S-X. Alternatively, if you believe that these disclosures are not required and/or that the significance of the acquired business does not exceed the 50% level, please provide support for your conclusion. With regard to the relative size of the acquisition, please provide your computations of significance under each of the three significance tests set forth in Rule 1-02 (w) of Regulation S-X. We may have further comments upon review of your response.

9. Further, given the relative significance of the acquisition, it appears that appropriate financial statement disclosures are required in your interim financial statements pursuant to ASC sections 805-10-50-4, 805-20-50-3 and 805-30-50-3, as applicable. Please revise or advise.

The Macau Gaming Industry, page 34

10. We note your response to our prior comment 15. Please balance your statement on page one that "Macau has been one of the most rapidly growing economies in Asia" to disclose its 2009 GDP growth rate, as stated on page 34. Additionally please tell us for which period your statement on page 19, "Macau is the fastest growing gaming market in the world" applies.

Business Strategy, page 45

11. We note your response to our prior comment 21. Please revise to clarify the second bullet on page 44. It is unclear to us how the acquisition of a VIP gaming promoter is an example of your VIP gaming promoters expanding and upgrading their existing services and marketing efforts.

Regulations Relating to Macau's Gaming Industry, page 45

Law No. 5/2004, page 46

12. We note your response to our prior comment 22. Please revise your discussion to clarify for investors how VIP gaming promoters are able to extend credit to junket agents and collaborators and how junket agents and collaborators are able to extend credit to patrons under this law, particularly given that the law "forbids the assignment or transfer in any form of the power to grant gaming credits." Additionally if there is risk that the "customary" practices you describe in your response letter could be found to be contrary to the law, please consider appropriate risk factor disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Six Months Ended June 30, 2010 Compared to Six Months Ended June 30, 2009, page 56

13. Please expand your comparative discussion of operating results to more clearly identify and describe each significant factor, new development, unusual event and/or other occurrence that has materially affected your income from operations. In addition, please quantify the impact of each significant event or transaction upon your revenues and operating results. For example, we see that revenue more than doubled in fiscal 2010. Please tell us more about each significant event that caused the increase and quantify the impact of that event to the extent practicable. For example, please explain when and why the VIP room was relocated and indicate when the tables increased. Quantify the impact of that change on revenues. In this regard, if revenue decreased as a percentage of rolling chip turnover, it appears that your customers must have increased significantly during 2010. If true, please explain whether this was the case and how you achieved the increase. Your current discussion cites the changes in the numbers but does not clearly explain the reasons behind the changes.

Beneficial Ownership of Securities, page 77

14. We note your response to our prior comment 27. Please tell us why you have not disclosed the affiliates of Spring Fortune as a group in the beneficial ownership table. Additionally please tell us why you have not disclosed shares issued pursuant to the Kings Gaming Purchase Agreement, as discussed on page 32, as a group in the beneficial ownership table.

Financial Statements

Combined Financial Statements of Promotion Companies

Note 1. Organization and Business of the Companies, page FS-8

15. We see from the accountant's report on page FS-3 that you have included the operations of Sang Heng Gaming Promotion Company, Spring Gaming Promotion Company, Iao Pou Gaming Promotion Ltd, Doowell Ltd. and their "predecessors." We can see from the organization chart included in the filing why the Sang Heng and the Iao Pou Gaming Promotion companies have been included as predecessors. They appear to have been active and of significance as of the date that the VIE agreements became effective. For each additional company included in these combined financial statements, please provide detailed support for its inclusion. We are not persuaded that the operations involving the Grand Waldo Hotel and/or those of Doowell Limited should be included in these financial statements as predecessors. In addition, please provide us with information as to the significance of each of these operations relative to the periods for which financial statements have been presented. We may have further comments upon review of your response.

Asia Gaming and Resort Limited

Note 1. Organization and Business of the Company, page FS-28

16. Reference is made to your response to our prior comment 29. It appears, from your response and from these financial statements, that AGRL had five wholly owned subsidiaries and that these subsidiaries were essentially inactive for each of the periods presented in these financial statements. If our understanding is correct, please revise your footnote to clarify this matter. We do not object to your discussion of "The Business" or to the first two paragraphs titled "Profit Interest Agreements." However, as the filed copies of the profit interest agreements each state that they were entered into as of February 2, 2010, it appears that the remainder of that discussion and the discussion of "The Promoter Companies" would be best included within "Subsequent Events" in Note 6. The current presentation is confusing.

Asia Entertainment and Resources Limited – Periods Ended June 30, 2010

Consolidated Balance Sheets, page FS-64

17. The balance sheets presented in this set of financial statements should each be considered to be "unaudited" and should be labeled as such.

General

18. Your attention is directed to Item 16F of the Form 20-F with regard to the required disclosures regarding the change in your accountant. The changes you have made on page 94 are neither adequate nor appropriate. Please revise your disclosures to fully comply with requirements set forth in Item 16F and in the Instructions thereto.

19. Updated accountants' consents should be included in any amendment to the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange

Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Mitchell S. Nussbaum, Esq.
       Fax: (212) 407-4990